Mail Stop 3561
                                                     May 23, 2006


Mr. Derek Ward
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, B.C.  Canada V6J3C2


                 RE:  Empirical Ventures, Inc.
                         Amendment #6 to Registration Statement on
                         Form SB-2
                         Filed May 17, 2006
                         File No. 333-120486

Dear Mr. Ward:

We have completed a preliminary reading of your amended registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

Your attention is directed to Item 310(g) of Regulation S-B section and the need for updated financial statements and related disclosures.

In all future amendments, please file a letter on EDGAR that responds to each of the staff`s outstanding comments in as much detail as possible, indicating clearly where the change(s) has been made, and file a marked copy of the amendment which shows all of the changes from the last filing.

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any other comments until these material deficiencies are addressed.

As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also, note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies.








Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Maureen Bauer at (202) 551-3237 with any questions regarding the financial statements and Janice McGuirk at (202) 551-3395 with any other questions. We look forward to working with you to address these concerns.




Sincerely,





                                          John Reynolds,

Assistant Director



cc:   Joseph I. Emas, Esq.
        via fax  (305)  531-1274




















Derek Ward
Empirical Ventures, Inc.
May 23, 2006
Page 1